Exhibit 11
SI Diamond Technology, Inc.
Computation of Income (Loss) Per Share

	Three Months ended June 30,		Six Months ended June 30,

	2002	2001	2002	2001

Computation of loss per common share:

Net loss applicable to common shares	$(1,504,208)	$(1,269,882)	$(2,894,400)	$(2,577,445)

Weighted average number of common shares	70,112,730	63,648,286	68,732,758	62,924,823

Net income (loss) per common share	$(0.02)	$(0.02)	$(0.04)	$(0.04)

Computation of income ( loss ) per common
share assuming full dilution**

** No computation of diluted loss per common share is included for any period because such computation results in an antidilutive loss per common share.